EXHIBIT 21

Subsidiaries of NetIQ Corporation

Subsidiary	Jurisdiction of Incorporation

Database Tools Development (Pty.) Ltd.	South Africa

Marisoula Investments b.v.	Netherlands

Mission Critical Software, North America	Delaware

Mission Critical Software (UK) Limited	United Kingdom

Mission Critical Software GmbH	Germany

Mission Critical Software, Inc.	Texas, USA

NetIQ Asia Limited	Hong Kong

NetIQ Asia Pty. Ltd.	Singapore

NetIQ Canada Corporation	Canada

NetIQ Denmark ApS	Denmark

NetIQ Deutschland GmbH	Germany

NetIQ do Brasil Ltda.	Brazil

NetIQ Europe Limited	Ireland

NetIQ France Sarl	France

NetIQ International Ltd.	Cayman Islands

NetIQ Ireland Limited	Ireland

NetIQ Italia S.r.l.	Italy

NetIQ K.K.	Japan

NetIQ Korea Limited	Korea

NetIQ Limited	United Kingdom

NetIQ Pty. Ltd.	Australia

NetIQ Software Espana S.L.	Spain

NetIQ Sweden AB	Sweden

Software Realization, Inc.*	Texas

WebTrends FSC, Inc.	Barbados

WebTrends UK Limited	United Kingdom

*	Dissolved September 5, 2002